Exhibit 99.1

Medigus: Revoltz Secures an Exclusive US Commercial Partnership with a Homeland Security Market Distributor

The distributor committed to purchase a minimum of 500 of Revoltz’ Micro-Mobility Electric Vehicles in the coming year

Tel Aviv, Israel, Oct. 16, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in electric vehicle charging solutions, advanced medical solutions and innovative internet technologies, today announced that Revoltz Ltd. which is 19.9% held by Charging Robotics Ltd., wholly subsidiary of Fuel Doctor Holdings, Inc. (OTC: FDOC), a Delaware corporation listed on the OTC Market (67.15% owned by Medigus) ,has entered an exclusive distribution agreement in the United State for its advanced micro-mobility EVs, with a leading distributor operating in the homeland security (HLS) and law enforcement sector.

As part of the agreement, the distributor committed to purchase a minimum of 500 units of PORTO, Revoltz’ state-of-the-art micro-mobility vehicles in the coming year.

Revoltz has made significant strides in the EV industry with the launch of its flagship model, PORTO, which provides a seamless blend of functionality, sturdy design, and agility, designed specifically for the growing, homeland security (HLS) market and others. The PORTO vehicle has a range of more than 100 km with volume for payload of 250L on a single charge. The PORTO patent protected advanced leaning suspension mechanism ensures best in class stability even under full load. With high volume loading spaces integrated over both axles, the cargo weight is distributed evenly, making for a safe and confident ride with unmatched vehicle dimensions which is extremely beneficial in the HLS market.

“Our entry into the US market, one of the world’s largest and most important EV market, represents a major milestone for Revoltz. The PORTO vehicle is a cutting-edge micro-mobility electric vehicle designed as a modular vehicle to enable our partners to use it for a variety of purposes,” said Amir Zaid, Chief Executive Officer and co-founder of Revoltz. “We believe that law enforcement and HLS markets represents an untapped market, holding great potential in addition to this initial footprint in the US.”

The agreement is for a period of two years and renewable every two years, subject to both parties’ consent and pursuant to additional terms related to sales targets. The distributor will provide service and maintenance for the PORTO vehicles as part of the agreement, ensuring high-quality support and longevity for customers.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com